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                         March 18, 2024

       Sharon Carmel
       Chief Executive Officer
       Beamr Imaging Ltd.
       10 HaManofim Street
       Herzeliya, 4672561, Israel

                                                        Re: Beamr Imaging Ltd.
                                                            Registration
Statement of Form F-3
                                                            Filed March 8, 2024
                                                            File No. 333-277787

       Dear Sharon Carmel :

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Edwin
Kim at 202-551-3297 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Technology
       cc:                                              Gary M. Emmanuel, Esq.